UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                                WASHINGTON, D.C.

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

       [X] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K [ ] Form
                       10-Q and Form 10-QSB [ ] Form N-SAR

                       For Period Ended: December 31, 2003

                         Commission File Number: 1-10077

                            EMPIRE ENERGY CORPORATION
              ----------------------------------------------------
             (Exact name of registrant as specified in its charter)

              Utah                                               87-0401761
              ----                                               ----------
(State or other jurisdiction of                              (IRS Employer
incorporation or organization)                               Identification No.)



PART I - REGISTRANT INFORMATION

                          11011 King Street, Suite 260
                            Overland Park, Ks. 66210
                     --------------------------------------
                    (Address of principal executive offices)
                                   (Zip Code)

                         7500 College Blvd., Suite 1215
                            Overland Park, Ks. 66210
                     --------------------------------------
                 (Former Address of principal executive offices)
                                   (Zip Code)

         Registrant's telephone number, including area code:(913) 384-2599

PART II - RULES 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q; or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

     State below in reasonable detail the reason why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

     The Registrant recently completed circulating a Proxy Statement with respect to its proposed acquisition of Great Southland Mineral Company. As a result of the SEC's Staff's review of the proxy material including the financial statements of Empire and Great Southland contained therein, the Registrant has been unable to complete its Form 10KSB for the year ended December 31, 2003 within the initial filing deadline without unreasonable effort and expense.

     The Registrant and its accountants are working diligently to complete all aspects of the Form 10KSB in a thorough and timely manner.

     The Registrant believes that it will be able to complete the process by the end of the extension period and file the Form 10KSB within the extended deadline.

PART IV - OTHER INFORMATION

(1) Name and telephone number of the person to contact in regard to this notification

       John Garrison             913-384-2599              March 31, 2004
       ------------------------------------------------------------------
          (Name)                  (Telephone)                  (Date)

     (2) Have all other periodic reports required under section 13 or 15 (d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the proceeding 12 months or for such shorter period that the registrant was required to file such report
          (s) been filed? If the answer is no, identify report (s).

                                 [X] Yes [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                 [ ] Yes [X ] No

SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, this Form 12b-25 Report for the year ended December 31, 2000, has been signed below by the following persons on behalf of the Registrant and in the capacity and on the date indicated.


March 31, 2004


EMPIRE ENERGY CORPORATION



Date     March 31, 2004                       By  /s/  John Garrison
      --------------------------              ----------------------------------
                                                       John Garrison
                                                       Secretary,
                                                       Director